Full Truck Alliance Co. Ltd.

Wanbo Science and Technology Park, 20 Fengxin Road

Yuhuatai District, Nanjing

Jiangsu 210012

People’s Republic of China

September 21, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ryan Rohn
Mr. Stephen Krikorian
Mr. Austin Pattan
Ms. Jennifer Thompson

Re:	Full Truck Alliance Co. Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-40507

Dear Mr. Rohn, Mr. Krikorian, Mr. Pattan and Ms. Thompson:

Full Truck Alliance Co. Ltd. (the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 8, 2023 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022. Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than October 20, 2023.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Yi Gao of Simpson Thacher & Bartlett, by phone at +852-2514-7620 (office) or +852-6588-7136 (mobile) or by email at ygao@stblaw.com.

Sincerely,
Full Truck Alliance Co. Ltd.

/s/ Peter Hui Zhang
Peter Hui Zhang
Chairman and Chief Executive Officer
cc:	Yi Gao, Esq.

Simpson Thacher & Bartlett LLP